THE SWISS HELVETIA FUND, INC. ANNOUNCES
ONE-TIME CASH TENDER OFFER

Press Release – For Immediate Release

New York, New York—March 22, 2017

The Swiss Helvetia Fund, Inc. (NYSE: SWZ), a non-diversified registered closed-end investment company, announced today that its Board of Directors has approved a one-time tender offer to acquire, in exchange for cash, up to 10% of the Fund’s outstanding shares of common stock at a price equal to 98% of the Fund’s net asset value (“NAV”) per share as of the close of regular trading on the New York Stock Exchange (“NYSE”) on the business day immediately following the day the offer expires (the “Offer”). The Offer will commence on or about March 28, 2017, with the expiration date anticipated on or about April 24, 2017.

If more than 10% of the Fund’s outstanding shares of common stock are tendered, the Fund will purchase its shares from tendering stockholders on a pro rata basis at a price of 98% of the Fund’s NAV per share. Additional terms and conditions of the Offer will be set forth in the Fund’s offering materials, which will be distributed on or about March 28, 2017 to stockholders of record as of the close of business on March 27, 2017.

In approving the Offer, the Board considered a number of factors, including, among others, expressed stockholder interest in opportunities for additional liquidity. The Board believes that the Offer will provide stockholders with an alternative source of liquidity for their investment, and that the Offer could enable stockholders to tender a portion of their shares at a price that is greater than what they could realize currently in the secondary market.

One consequence of the Offer may be a higher expense ratio as certain fixed expenses are distributed over a smaller asset base, as the Fund’s assets could be reduced by up to 10% following the Offer. A further consequence of the Offer may be to reduce temporarily the discount of the NAV per share of the Fund’s common stock to the trading price of the Fund’s common stock on the NYSE, although no assurance can be given as to the extent, if any, or duration of any reduction in the discount. The purchase of shares tendered by participating stockholders pursuant to the Offer also will generally have U.S. federal income tax consequences.

The information agent for the Offer is AST Fund Solutions, LLC, and the depositary for the Offer is American Stock Transfer & Trust Company, LLC. None of the Fund, its Board of Directors, Schroder Investment Management North America Inc., Schroder Investment Management North America Ltd. or the information agent is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares in the Offer. Stockholders must make their own decision as to whether to tender their shares and, if so, how many shares to tender.

Further information about the Offer will be announced via future press releases. This press release is for informational purposes only and is not a recommendation, an offer to purchase or the solicitation of an offer to sell any shares of the Fund. The Offer will be made, and the stockholders of the Fund will be notified, in accordance with the Securities Exchange Act of 1934, as amended, the Investment Company Act of 1940, as amended, and other applicable rules and regulations.

The Board of Directors of the Fund will continue to assess additional actions the Fund could take to enhance stockholder value and address the discount at which the Fund’s shares have traded. Any further actions by the Board would be announced to stockholders, as appropriate.

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About The Swiss Helvetia Fund, Inc.

The Fund (www.swzfund.com) is a non-diversified, closed-end investment company seeking long-term capital appreciation through investment in equity and equity-linked securities of Swiss companies. Its shares are listed on the NYSE under the symbol “SWZ.” The Fund seeks to achieve its investment objective by investing generally in Swiss equity and equity-linked securities that are traded on a Swiss stock exchange, traded at the pre-bourse level of one or more Swiss stock exchanges, traded through a market maker or traded over the counter in Switzerland. The Fund also may invest in Swiss equity and equity-linked securities of Swiss companies that are traded on other major European stock exchanges.

Closed-end funds, unlike open-end funds, are not continuously offered. Typically, shares of closed-end funds are sold in the open market through a stock exchange. Shares of closed-end funds frequently trade at a discount to net asset value. The price of the Fund’s shares is determined by a number of factors, several of which are beyond the control of the Fund. Therefore, the Fund cannot predict whether its shares will trade at, below or above net asset value.

The Fund is managed by Schroder Investment Management North America Inc.

About Schroder Investment Management North America Inc.

Schroder Investment Management North America Inc. and Schroder Investment Management North America Limited, investment advisors registered with the U.S. SEC, are units of Schroders plc (SDR.L), a global asset management company with approximately $490.7 billion under management as of December 31, 2016. Schroder’s clients include major financial institutions including banks and insurance companies, as well as local and public authorities, public and private pension funds, endowments and foundations, intermediaries and advisors, as well as high net worth individuals and retail investors. The firm has built one of the largest networks of offices of any dedicated asset management company with more than 400 portfolio managers and analysts covering the world’s investment markets, offering a comprehensive range of products and services.

Schroder Investment Management North America Inc. provides asset management products and services to clients in the U.S. and Canada. Schroder Investment Management North America Inc. is an indirect, wholly-owned subsidiary of Schroders plc, a U.K. public company with shares listed on the London Stock Exchange.

This press release shall not constitute an offer to sell or a solicitation to buy, nor shall there be any sale of the Fund’s shares in any state or jurisdiction in which such offer or solicitation or sale would be unlawful prior to registration or qualification under the laws of such state or jurisdiction.

This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. At the time the Offer commences, the Fund will file with the SEC a tender offer statement on Schedule TO and related exhibits, including an offer to purchase, letter of transmittal, and other related documents. Stockholders of the Fund should read these documents carefully once they are filed with the SEC and become available, as they will contain important information about the Offer. Stockholders will be able to obtain these documents free of charge, when they become available, from the SEC’s website (www.sec.gov), the Fund’s website (www.swzfund.com) or the Fund’s information agent, AST Fund Solutions, LLC, toll free at (800) 848-3410.